Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

9½% Senior Second Secured US$ 25 million Notes Due 2010

We consent to the inclusion, in the 13 June 2003 Form S-4 Registration Statement of Resolution Performance Products LLC and RPP Capital Corporation, of our report dated 15 September 2000 (except as to Note 10.5 which is as of 27 October 2000) on the balance sheet of Shell Nederland Chemie B.V.’s Resins Business as at 30 June 2000, and the related statements of income, comprehensive income and owner’s net investment and of cash flows for the six-month period ended 30 June 2000, and to the reference to our firm under the heading “Experts” in the prospectus included in the registration statement.

/s/    KPMG ACCOUNTANTS N.V.

KPMG ACCOUNTANTS N.V.

Rotterdam, The Netherlands

20 June 2003